N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – October 14, 2009 – Talisman Energy Inc. has scheduled a conference call for investors, analysts and media on Tuesday, November 3, 2009 at 11:00 am MST (1:00 pm EST) to discuss Talisman’s third quarter results. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its third quarter results the morning of November 3 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 am MST (12:50 pm EST), 10 minutes prior to the conference call and quote conference ID 4171964.

Conference Operator Dial in Numbers:
1-800-814-4861 (North America) or
1-416-644-3417 (Local Toronto & International)

A replay of the conference call will be available at approximately 1:00 pm MST on Tuesday, November 3 until 11:59 pm Tuesday, November 10, 2009. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 4161964#
1-416-640-1917 (Local Toronto & International) passcode 4161964#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to: http://w.on24.com/r.htm?e=171894&s=1&k=A5DBF4BC4721A77A545A509C5473C675

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate                                                                  Christopher J. LeGallais
& Investor Communications                                                                                     Vice President, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                              Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                        E-mail:                       tlm@talisman-energy.com

19-09